June 21, 2010

FEDERAL EXPRESS AND

EDGAR CORRESPONDENCE

Lyn Shenk

Patrick Kuhn

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          SkyWest, Inc.

File No. 000-14719

Form 10-K: For the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A

Response to Staff Letter Dated June 9, 2010

Dear Messrs. Shenk and Kuhn:

We have reviewed the comments set forth in your letter dated June 9, 2010, regarding the Annual Report on Form 10-K and definitive proxy statement of SkyWest, Inc. (“SkyWest”) referenced above, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Form 10-K: for the fiscal year ended December 31, 2009

Risk Factors, page 15

Declining interest rates could have a negative effect on our operations, page 24

1.     Please explain in greater detail how declining interest rates could have a negative effect on your operations.  It appears that the majority of your interest expense is passed through to your major partners and therefore any changes in interest expense would have no effect on your financial results.

RESPONSE: In future applicable filings, we will clarify that declining interest rates could have a negative impact on our interest income.  Because interest income is not a pass through item under our contractual arrangements with our major partners, declining interest rates could have a negative effect on our financial results.

Management’s Discussion and Analysis, page 37

Liquidity and Capital Resources, page 52

2.     Please enhance your disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating, investing and financing cash flows.  For operating cash flows, we note that factors impacting it may be available in preceding sections of your filing but such information is disaggregated and not readily apparent.  In addition, as you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient.  Refer to Section IV.B of FR-72 for guidance.

RESPONSE:  In future annual and quarterly filings, we will enhance our liquidity and capital resources disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating, investing and financing cash flows.

Note 1: Nature of Operations and Summary of Significant Accounting Policies, page 63

Maintenance, page 66

3.     We note your disclosure that you use the deferral method of accounting for your Brasilia Turboprop engine overhauls wherein the overhaul costs are capitalized and depreciated over the estimate useful life of the engine.  Please explain why you do not depreciate the capitalized costs to the next overhaul.  We refer you to the guidance in ASC Topic 908-360-35-6.

RESPONSE: In future applicable filings, we will clarify that under the deferral method of accounting for our Brasilia Turboprop engine overhauls, we capitalize and depreciate the engine overhauls cost to the next estimated overhaul event.

Note 5: Commitments and Contingencies, page 75

Legal Matters, page 77

4.     Please explain why it was appropriate to recognize revenue for the disputed IROP expenses.  Collectability must be reasonable assured before revenue can be recognized and we note that this has been in dispute since December 2007.

RESPONSE:  In future applicable filings, we will clarify that we have not recognized revenue related to IROP expense reimbursements withheld by Delta since our determination that collectability was not reasonably assured.  We believe the amounts we have previously recorded as revenue related to IROP expenses are reimbursable and collectible under the contract.  We did not recognize revenue related to IROP expense reimbursements withheld by Delta during the year ended December 31, 2009.  In future applicable filings, we will clarify that we do not recognize revenue related to IROP expense reimbursements withheld by Delta when collectability is not reasonably assured.

Part III, page 91

Signatures, page 96

5.     Please have your controller or principal accounting officer sign your filing.  Any person who occupies more than one position should indicate each capacity in which he signs the report.

RESPONSE:  In future applicable filings we will specify which officer is signing the report as the principal accounting officer.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

6.     We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE:  We believe our compensation policies and practices are designed to create appropriate and meaningful incentives for our employees without encouraging excessive or inappropriate risk taking.  Our compensation committee and management have reviewed the various elements of our executive compensation practices and policies.  Among other factors, we considered the following information:

•      Our compensation policies and practices are designed to include a significant level of long-term compensation, which discourages short-term risk taking;

•      The base salaries we provide to our employees are generally consistent with salaries paid for comparable positions in our industry, and provide our  employees with a steady income while reducing the incentive for employees to take risks in pursuit of short-term benefits;

•      Our incentive compensation is capped at levels established by our compensation committee, which we believe reduces the incentive for excessive risk-taking;

•      We have established internal controls and adopted codes of ethics and business conduct which are designed to reinforce the balanced compensation objectives established by our compensation committee; and

•      We have adopted equity ownership guidelines for our executive officers, which we believe discourages excessive risk-taking.

Based on the review outlined above, it was our assessment that the mix and design of the elements of our compensation policies and practices do not encourage our management to assume excessive or inappropriate risks.  We concluded that the risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our company.  Accordingly, we did not include in our proxy statement any disclosure in response to Item 402(s) of Regulation S-K.

Elements of Compensation, page 23

7.     Please include quantitative disclosure regarding the targets actually reached, including annual net income goals, individual business development goals and the return on shareholder equity.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

RESPONSE: We will review the foregoing comment with the Compensation Committee of our Board of Directors and address the issues raised in your comment in the proxy statement which we intend to file in connection with our 2011 Annual Meeting of Shareholders.

By this letter, we also acknowledge that:

(i)            SkyWest is responsible for the adequacy and accuracy of the disclosures in the filings identified above;

(ii)           staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings identified above; and

(iii)          SkyWest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the issues described above.  If you would like to discuss any issues presented by the comments and the responses contained in this letter, feel free to contact me at (435) 634-3211 or Brian Lloyd, our outside counsel, at (801) 257-7964.

Very truly yours,

/s/ Bradford R. Rich
Bradford R. Rich
Executive Vice President
and Chief Financial Officer

cc: J. Ralph Atkin

Chair, Audit & Finance Committee